

MAIL STOP 7010

June 24, 2008

Michael R. Klein
Vice Chairman and Lead Director

Perini Corporation
73 Mt. Wayte Avenue
Framingham, Massachusetts 01701

RE: **Preliminary Proxy Statement on Schedule 14A**
File No. 1-06314
Filed May 28, 2008

Dear Mr. Klein:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. Please disclose the dollar value of the consideration to be paid in the transaction, the transaction costs to consummate the merger, and the allocation of the purchase price to the net assets of Tutor-Saliba, including the pro forma amount of goodwill.

Merger Consideration, page 2

2. Please quantify in this section and on page 24 the pro forma diluted earnings per common share reflecting the merger for the quarter ended March 31, 2008 and the year ended December 31, 2007 (excluding the non-recurring gain on sale of marketable securities).

3. Please quantify the exchange ratio as of June 30, 2008.

The Shareholders Agreement, page 2

4. Please explain the purpose of the agreement to limit the degree of influence that Mr. Tutor will exert over the governance of Perini.

Risk Factors, page 5

5. The first risk factor focuses on the risk of failing to approve the transaction. Furthermore, you already discuss in the summary Mr. Tutor's services as one of your reasons for engaging in the merger. Please revise this section and page 23 to focus on the risks of participating in the transaction, not the risks of refusing to participate. Also include the other most significant risk factors; for example, dilution to existing shareholders, the amount of goodwill recorded as a result of the merger, the amount of Tutor-Saliba's excess cash to be dedicated to repaying the notes, and potential conflicts of interest with Mr. Tutor.

Material United States Federal Income Tax Consequences . . . , page 8

6. Please provide a firm conclusion regarding the tax consequences to shareholders and remove the word "expect." Also disclose that you will receive tax opinions from counsel and provide the names of counsel providing the opinion. Please also supplementally submit copies of the tax opinions for our review.

Additional Interests of Directors, Executive Officers and Certain Beneficial Owners, page 8

7. Please quantify in dollars the aggregate amount of Mr. Tutor's interests that are different from and in addition to other shareholders. Also, quantify the dollar amount of the pre-closing distributions.

Dividend Notes, page 10

8. Please quantify the pro forma amount of the dividend notes.

Risk Factors, page 23

The combined company will record goodwill . . . , page 25

9. Please quantify the pro forma amount of goodwill and the percentage of goodwill comprising your total assets as a result of the merger.

Background of the Merger, page 32

10. Please disclose the percentage ownership that Tutor-Saliba holds directly and indirectly in Perini.

11. Please disclose the alternatives to combining the companies, and the conclusions drawn, that were discussed by the non-management directors after the November 13, 2007 with Mr. Tutor. Additionally, elaborate on the various meetings and discussions the non-management directors held with Mr. Klein in the several weeks following the November 13, 2007 meeting.

12. Please elaborate on the discussion held between Messrs. Klein and Tutor on December 11, 2007. We note, in particular, that Mr. Tutor shared his sense of the timing and prospects of a combination.

13. We note that the Special Committee decided not to initiate exploration of strategic alternatives with other industry participants at its January 16, 2008 meeting; however, the Special Committee appears to have discussed alternatives at this meeting. Please elaborate on these discussions.

14. Please disclose why the Special Committee rejected Mr. Tutor's proposal that Perini shareholders own less than a majority of the combined company.

15. Regarding the meeting between Messrs. Klein and Tutor prior to the commencement of the March 27, 2008 meeting, please explain the complications that necessitated the altering of the transaction. Also, disclose the other pending issues resolved at this meeting.

Recommendation of the Perini Board of Directors; Reasons for the Merger; Due Diligence, page 46

16. Please explain why Mr. Tutor's knowledge of Tutor-Saliba's business was not considered relevant to the Special Committee in deciding to merge. Also, disclose whether the Special Committee considered Mr. Tutor's familiarity with Perini.

Projected Financial Information, page 50

17. We note the disclaimer on page 51 by the financial advisors and auditors relating to the financial projections. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. We do not object if you state that such parties do not assume responsibility if future results are materially different from those forecast. Please revise.

Opinion of UBS Securities, LLC, page 54

18. Please submit for staff review all materials prepared by UBS and provided to you. Provide all transcripts, summaries and board books. We may have further comments upon reviewing these materials.

19. Please describe the "other things" that UBS considered in arriving at its opinion or delete the reference in the sentence preceding the bullet points on page 54

20. Please provide more detail about how UBS selected the companies and transactions used in its analyses. Also, disclose whether any companies meeting these criteria were excluded from the analyses. We note that UBS primarily relied upon its discounted cash flow analysis; however, please elaborate on the analysis of other comparable companies and transactions.

21. Please disclose the basis for selecting the discount rates used in the discounted cash flow analysis.

22. Please quantify in dollars the aggregate contingent fee to be paid to UBS

23. Please quantify the compensation paid to UBS during the past two years. Please refer to Item 1015(b)(4) of Regulation M-A.

24. We note that UBS's opinion is dated April 2, 2008 and that you are working to complete the merger by the end of the third quarter of 2008. Please disclose whether any material changes in Perini's or Tutor-Saliba's operations, performance or in any of the projections or assumptions upon which UBS based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the shareholder meeting. Please also disclose how you will address material changes in your assumptions or projections that take place after the proxy statement is mailed to shareholders or after shareholders vote on the transaction.

Material United States Federal Income Tax Consequences . . . , page 58

25. Please remove language under in the first sentence of the second paragraph on page 59 that the "discussion is for informational purposes only" and the language in the second sentence of the fourth paragraph that the discussion is "assuming" that the merger will qualify as a tax-free reorganization.

Additional Interests of Directors, Executive Officers and Certain Beneficial Owners, page 62

26. Please quantify each of the interests, distributions, compensation and other payments to Mr. Tutor listed in this section.

The Merger Agreement, page 64

27. We note the disclaimers in the preamble discussion. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the proxy statement not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Conditions to the Completion of the Merger, page 74

28. Briefly describe the facts under which you may waive the conditions to the merger and any circumstances under which you would re-solicit shareholders' votes.

Unaudited Pro Forma Condensed Financial Statements, page 104

29. We note your disclosure that you do not have sufficient information to make a definitive purchase price allocation. Please revise to more fully explain what steps need to be taken for you to have all the necessary information.

30. Given that your initial purchase price allocation includes a significant amount of goodwill and non-amortizable intangibles, please revise your disclosure to include a sensitivity analysis demonstrating how allocating your purchase price to assets and liabilities other than goodwill and non-amortizable intangibles could impact your future operating results. In this regard, please quantify the impact of the potential additional amortization expense of intangible assets.

Note 1 to Unaudited Pro Forma Condensed Financial Statements, page 110

31. Please revise to clarify how you determined that the non-amortizable intangible assets have indefinite lives.

Note 2(a) to Unaudited Pro Forma Condensed Financial Statements, page 111

32. Please disclose the main factors that led to the fair value of the Tutor-Saliba tangible fixed assets being greater than the book value.

Note 2(d) to Unaudited Pro Forma Condensed Financial Statements, page 111

33. Please revise to more specifically explain the nature of your $18,593 adjustment and how it reconciles to your purchase price allocation.

Note 2(f) to Unaudited Pro Forma Condensed Financial Statements, page 111

34. Please revise to more specifically disclose the various amounts comprising your incremental direct and indirect transaction costs and clarify how these amounts are factually supportable. In addition, please revise to more specifically explain the terms and amount of the liability for the contingent consideration related to a Tutor-Saliba acquisition, including the potential impact on future earnings.

Note 2(g) to Unaudited Pro Forma Condensed Financial Statements, page 111

35. Please revise to more specifically discuss how you estimated the distributions to be paid to Tutor-Saliba shareholders.

Note 2(n) to Unaudited Pro Forma Condensed Financial Statements, page 112

36. Please revise to more specifically discuss how the adjustment was calculated.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patricia Armelin at (202) 551-3747 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or Brigitte Lippmann at (202) 551-3713, with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Mark D. Director, Esq.
       (202) 879-5200